Exhibit 26

SHARE SUBSCRIPTION AGREEMENT

If the Management Participant would like to participate in the Shares Equity Participation described in the Confidential Memorandum dated February 27, 2006 from Spyglass Merger Corp., the Management Participant must properly complete Schedule X (attached hereto) and execute and return this Share Subscription Agreement (together with a cashiers check and/or Serena stock certificate(s) and signed stock power(s), as applicable), the Participation Letter Agreement and the Management Stockholders Agreement to Helen Dowling by no later than 5:00 p.m. Pacific time on Tuesday, March 7, 2006.

SHARE SUBSCRIPTION AGREEMENT, dated as of March 7, 2006 (this “Agreement”), between Spyglass Merger Corp., a Delaware corporation (“Spyglass”) and the individual named on the signature page hereto (the “Management Participant”).

WHEREAS, Spyglass entered into an Agreement and Plan of Merger, dated as of November 11, 2005 (as may be amended from time to time, the “Merger Agreement”), with Serena Software, Inc., a Delaware corporation (“Serena”), pursuant to which, upon the terms and subject to the conditions set forth therein, Spyglass will merge (the “Merger”) with and into Serena, with Serena being the surviving corporation of the Merger and, as a result of the Merger, (a) except as otherwise set forth therein, each issued and outstanding share of common stock, par value $0.001 per share (the “Existing Serena Common Stock”), of Serena will be converted into the right to receive $24.00 in cash, without interest, and (b) each issued and outstanding share of common stock, par value $0.01 per share (the “Spyglass Common Stock”), of Spyglass will be converted into one issued and outstanding share of common stock, par value $0.01 per share (the “Surviving Corporation Common Stock”), of Serena, as the surviving corporation of the Merger; and

WHEREAS, the Management Participant desires to subscribe for and acquire from Spyglass, and Spyglass desires to issue and sell to the Management Participant, immediately prior to the completion of the Merger, shares of Spyglass Common Stock upon the terms and subject to the conditions set forth herein, which shares of Spyglass Common Stock will convert into an equal number of shares of Surviving Corporation Common Stock as a result of the Merger.

NOW, THEREFORE, in consideration of the mutual covenants and conditions as hereinafter set forth, the parties hereto do hereby agree as follows:

I	SUBSCRIPTION.

1.1.	Acquisition of Spyglass Common Stock.

(a) Pursuant to the terms and subject to the conditions set forth in this Agreement, the Management Participant hereby subscribes for and agrees to acquire, and Spyglass agrees to issue and sell to the Management Participant, on the Closing Date (as defined in Section 1.6) the number of shares of Spyglass Common Stock set forth in Row 1 on Schedule X hereto, at a price of $5.00 per share of Spyglass Common Stock, for the aggregate amount and forms of consideration (the “Total Share Amount”) set forth on Schedule X hereto.

(b) The Management Participant agrees to satisfy the Total Share Amount using any combination of the following methods of settlement, as set forth in more detail in Schedule X:

(i) payment of cash; and

(ii) assignment of all or a portion of the net cash proceeds to be received by the Management Participant in the Merger in respect of shares of Existing Serena Common Stock outstanding and owned of record by the Management Participant immediately prior to the Merger.

1.2. Limitations Regarding Sales of Common Stock. Notwithstanding anything in this Agreement to the contrary, Spyglass shall have no obligation to issue, sell or deliver any shares of Spyglass Common Stock pursuant to this Agreement to any person (i) who is not a full-time employee of Serena or any of its Subsidiaries immediately prior to the completion of the Merger or (ii) who is a resident of a jurisdiction in which such issuance, sale or delivery to such person would constitute a violation of the securities or “blue sky” laws of such jurisdiction, which determination will be made in the sole discretion of Spyglass.

1.3. The Closing. The closing (the “Closing”) of the acquisition of Spyglass Common Stock hereunder shall take place immediately prior to the completion of the Merger at the offices of Simpson Thacher & Bartlett LLP, 3330 Hillview Avenue, Palo Alto, California 94304, or at such later date and at such time and place as Spyglass shall direct on at least three business days’ prior notice to the Management Participant (the “Closing Date”). At the Closing, Spyglass will deliver to the Management Participant one or more certificates representing the number of shares of Spyglass Common Stock acquired by the Management Participant pursuant to this Agreement (the “New Certificates”), against the Management Participant’s delivery to Spyglass on or prior to the date hereof of the following, as applicable:

(a) a certified bank check in an amount equal to Row 4 of Schedule X hereto (the “New Cash Consideration”) and

(b) if the Management Participant is electing to satisfy all or a portion of the Total Share Amount by the irrevocable assignment to Spyglass (pursuant to Section 1.4 hereof) of all the proceeds that the Management Participant would otherwise be entitled to receive in the Merger with respect to shares of Existing Serena Common Stock as set forth in Row 7 of Schedule X hereto (the “Assigned Merger Proceeds”), (A) the certificate or certificates (the “Old Certificates”) representing such Existing Serena Common Stock, and (B) an executed, undated stock power in the form of Exhibit A hereto (a “Stock Power”) with respect to the shares of Existing Serena Common Stock represented by the Old Certificates.

1.4. Assignment of Merger Proceeds. Subject to the provisions of this Section 1.4, the Management Participant hereby irrevocably assigns to Spyglass the right to receive the Assigned Merger Proceeds that would otherwise be payable to the Management Participant at the Effective

Time (as defined in the Merger Agreement). Pursuant to the terms of this Agreement, the parties agree that, at the Effective Time, the Assigned Merger Proceeds assigned to Spyglass shall be applied to the satisfaction on behalf of the Management Participant of all or a portion of the Total Share Amount as the case may require. As a result of this Section 1.4, the Assigned Merger Proceeds shall, at the Effective Time, become the property of Spyglass. In lieu of the Management Participant’s right to have the Assigned Merger Proceeds delivered to him or her after the Effective Time, Spyglass shall deliver or cause to be delivered to the Management Participant, and the Management Participant shall be entitled to receive, subject to the terms and conditions of this Agreement, the New Certificates. Notwithstanding the foregoing, this assignment shall not restrict in any manner the Management Participant’s ability to exercise voting rights with respect to such shares of Existing Serena Common Stock in his or her sole discretion prior to the Closing, or his or her ability to transfer or sell such shares of Existing Serena Common Stock in his or her sole discretion prior to the Closing. In the event that the Management Participant transfers or sells such shares of Existing Serena Common Stock at any time prior to the Closing, the assignment will be deemed revoked automatically and the Management Participant agrees to deliver a cash payment at the Closing in lieu of, and equal to, the Assigned Merger Proceeds with respect to such shares of Existing Serena Common Stock.

1.5. Execution of Management Stockholders Agreement and Restricted Stock Agreement. Concurrently with the execution and delivery of this Agreement, each of Spyglass and the Management Participant agrees to execute and deliver (a) the Participation Letter in the form that accompanied the Confidential Memorandum dated February 27, 2006 from Spyglass (the “Participation Letter”) and (b) the Management Stockholders Agreement in the form that accompanied the Confidential Memorandum dated February 27, 2006 from Spyglass (the “Management Stockholders Agreement”).

1.6. Conditions to the Obligations of the Parties Hereunder. The obligations of the Management Participant to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver by Spyglass and/or Serena, as applicable, of all of the conditions to the consummation of the Merger (as set forth in the Merger Agreement). Upon the satisfaction or waiver of such condition, the Management Participant shall have an unconditional and absolute obligation to consummate the transactions contemplated by this Agreement, whether or not there is a breach of any representation or warranty set forth herein or whether or not the parties have complied with their respective obligations to execute and deliver the agreements contemplated by Section 1.5.

1.7. Termination. This Agreement shall automatically terminate and the transactions contemplated hereby shall be abandoned if at any time prior to the Closing the Merger Agreement shall have been terminated in accordance with its terms. In the event of any termination of this Agreement as provided in this Section 1.7, this Agreement shall forthwith become wholly void and of no further force or effect (except Article II) and there shall be no liability on the part of any parties hereto or their respective officers or directors, except as provided in such Article II. Notwithstanding the foregoing, no party hereto shall be relieved from liability for any willful breach of this Agreement.

1.8. Representations and Warranties of the Management Participant. The Management Participant represents and warrants to Spyglass that:

(a) He or she is competent to, and has sufficient capacity to, execute and deliver this Agreement and the agreements contemplated hereby and to perform his or her obligations hereunder and thereunder. This Agreement has been duly executed and delivered by the Management Participant and, assuming the due authorization, execution and delivery of this Agreement by Spyglass, this Agreement constitutes the valid and binding obligation of the Management Participant, enforceable against the Management Participant in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law). If the Management Participant is a United States citizen or a resident of any state in the United States and such Management Participant is married, the spouse of such Management Participant has executed and delivered to Spyglass the attached Consent of Spouse.

(b) The execution, delivery and performance by the Management Participant of this Agreement and the agreements contemplated hereby and the consummation by the Management Participant of the transactions contemplated hereby and thereby does not and will not, with or without the giving of notice or the passage of time or both, (i) violate the provisions of any law, rule or regulation applicable to the Management Participant or his or her properties or assets; (ii) violate any judgment, decree, order or award of any court, governmental or quasi-governmental agency or arbitrator applicable to the Management Participant or his or her properties or assets; or (iii) result in any breach of any terms or conditions, or constitute a default under, any contract, agreement or instrument to which the Management Participant is a party or by which the Management Participant or his or her properties or assets are bound.

(c) The Management Participant (i) is experienced in evaluating and investing in private placement transactions of securities of companies in a similar stage of development and acknowledges that he or she is able to fend for himself, can bear the economic risk of the Management Participant’s investment in Spyglass and Serena, as the surviving corporation of the Merger, and has such knowledge and experience in financial and business matters that the Management Participant is capable of evaluating the merits and risks of the investment in the Spyglass Common Stock and, after the Merger, Surviving Corporation Common Stock and can afford a complete loss of his or her investment, (ii) understands that no public market now exists for the Spyglass Common Stock and, after the Merger, Surviving Corporation Common Stock and there is no assurance that a pubic market will ever exist for the Spyglass Common Stock and, after the Merger, Surviving Corporation Common Stock, (iii) understands that the Spyglass Common Stock and, after the Merger, Surviving Corporation Common Stock may not be sold, transferred, or otherwise disposed of without registration under the Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom, and that in the absence of an effective registration statement covering the Spyglass Common Stock and, after the Merger, Surviving Corporation Common Stock or an available exemption from registration under the Securities Act, the Spyglass Common Stock and, after the Merger, Surviving Corporation Common Stock must be held indefinitely and (iv) is acquiring securities of Spyglass and Serena, as the surviving corporation of the Merger, for his or her own account and not with a view to, or for sale in connection with, any distribution of the securities.

(d) The Management Participant has received a copy of the Confidential Memorandum dated February 27, 2006 (the “Confidential Memorandum”) from Spyglass and has read all of such Confidential Memorandum, including, without limitation, the sections therein titled “Risk Factors,” “Description of the Participation Letter and the Management Stockholders Agreement,” “Certain U.S. Federal Income Tax Considerations” and “Certain Tax Matters for Non-U.S. Management Participants.”

(e) The Management Participant is the owner of record of the total number of outstanding shares of Existing Serena Common Stock, if any, indicated on Row 5 of Schedule X.

II	MISCELLANEOUS

2.1. Notices. All notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by telecopy, telegraph or telex), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered by hand, or three days after being deposited in the mail, postage prepaid, or, in the case of telecopy notice, when received, or, in the case of telegraphic notice, when delivered to the telegraph company, or, in the case of telex notice, when sent, answerback received, addressed as follows to Spyglass and the Management Participant, or to such other address as may be hereafter notified by the parties hereto:

(a)	If to Spyglass, to it at the following address:

c/o Silver Lake Partners

2725 Sand Hill Road, Suite 150

Menlo Park, California 94025

Attn: David Roux

Telephone: (650) 233-8120

Telecopy: (650) 233-8125

with a copy to:

Simpson Thacher & Bartlett LLP

3330 Hillview Avenue

Palo Alto, California 94304

Attn: Richard Capelouto

Telephone: (650) 251-5060

Telecopy: (650) 251-5002

(b) If to the Management Participant, to him or her at his or her address or telecopy number set forth on the signature page hereto.

2.2. Governing Law; Consent to Jurisdiction. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware applicable to contracts executed and to be performed entirely within that state. Each of the parties by its execution hereof hereby (i) irrevocably submits to the jurisdiction of the federal and state courts located in the County of Santa Clara in the State of California for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement or any other agreement contemplated hereby or relating to the subject matter hereof or thereof and (ii) waives to the extent not prohibited by applicable law, and agrees not to assert by way of motion, as a defense or otherwise, that its property is exempt or immune from attachment or execution, that any such proceeding brought in one of the above-named courts is improper, or that any right or remedy relating to this Agreement or any other agreement contemplated hereby, or the subject matter hereof or thereof, may not be enforced in or by such court. Each of the parties hereby consents to service of process in any such proceeding in any manner permitted by the laws of the state of California, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to Section 2.1 hereof is reasonably calculated to give actual notice.

2.3. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

2.4. Successors and Assigns. All of the terms, agreements, covenants, representations, warranties, and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors.

2.5. Limitation on Assignment. This Agreement may not be assigned by any party hereto without the prior written consent of the other party hereto. Any assignment or delegation in derogation of this provision shall be null and void.

2.6. Counterparts. This Agreement may be executed in two or more counterparts, and by different parties on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

2.7. Interpretation. The article and section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement.

2.8. Survival. The representations and warranties contained herein will survive the Closing.

2.9. Amendments and Waivers. No amendment, modification or supplement to the Agreement shall be enforced against any party unless such amendment, modification or supplement is in writing and signed by Spyglass and the Management Participant. Any waiver by any party of any term of this Agreement shall not operate as or be construed to be a waiver of any other term of this Agreement. Any waiver must be in writing and signed by the party charged therewith.

2.10. Integration. This Agreement, the Participation Letter, the Management Stockholders Agreement, the Confidential Memorandum, the document entitled “Your Equity Participation Opportunity” and the documents referred to herein and therein or delivered pursuant hereto or thereto contain the entire understanding of the parties with respect to the subject matter hereof. There are no agreements, representations, warranties, covenants or undertakings with respect to the subject matter hereof and thereof other than those expressly set forth herein and therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to this subject matter. There are no third party beneficiaries having rights under or with respect to this Agreement.

2.11. Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof.

2.12. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity.

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WITNESS WHEREOF, Spyglass and the Management Participant have executed this Agreement as of the day and year first above written.

SPYGLASS MERGER CORP.

By:
Name:
Title:

MANAGEMENT PARTICIPANT:

Name:

Address:

Telephone:
Telecopy:

[Signature Page to Subscription Agreement]

SPOUSAL CONSENT

In consideration of the execution of that certain Subscription Agreement, dated as of March 7, 2006 (the “Agreement”), by and between Spyglass Merger Corp., a Delaware corporation, and                      (“Management Participant, I,                     , the spouse of Management Participant, have read and approve of the provisions of the Agreement and the Participation Letter and the Management Stockholders Agreement (each as defined in the Agreement) and do hereby join with my spouse in executing the Agreement and agree to be bound by and accept the provisions of the Agreement, the Participation Letter and the Management Stockholders Agreement in lieu of all other interests I may have in the shares and securities subject thereto, whether the interest may be community property or otherwise.

Dated as of March 7, 2006
Name:

[Signature Page to Subscription Agreement]

Schedule X

Name of Management Participant:

Signature of Management Participant:

Date:

The Management Participant must fill in all blanks below (including filling in a zero if applicable). All capitalized terms used in this Schedule X shall have the meanings set forth in the Share Subscription Agreement between the Management Participant and Spyglass.

Subscription of Shares of New Serena Common Stock

1. Number of shares of Spyglass Common Stock that the Management Participant is subscribing for

Acquisition Price

2. Total Share Amount (equal to Row 1 multiplied by $5.00)	$

3. Assigned Merger Proceeds (equal to Row 7 below)	$

4. Cash Consideration (equal to Row 2 minus the amount in Row 3)	$

Irrevocably Assigned Merger Proceeds

5. Total number of shares of Existing Serena Common Stock held by the Management Participant as the record owner

6. Total proceeds to be received by the Management Participant in the Merger for his or her outstanding shares of Existing Serena Common Stock owned of record (equal to Row 5 multiplied by $24.00)	$

7. Total amount in Row 6 that Management Participant wants to irrevocably assign to Spyglass in order to acquire shares of Spyglass Common Stock	$

Exhibit A

Form of Stock Power

FOR VALUE RECEIVED,                                                                                                    hereby sell(s), assign(s) and transfer(s) unto

(                ) shares of the common stock, par value $0.001 per share, of Serena Software, Inc. (the “Corporation”) standing in my(our) name(s) on the books of said Corporation represented by Certificate(s) No(s).                          herewith, and do(es) hereby irrevocably constitute and appoint                                      attorney to transfer the said stock on the books of said Corporation with full power of substitution in the premises.

Dated:

Name: